FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, C.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Act of 1934

For the month of: November, 2002
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Las Vegas From Home.com Entertainment Inc.
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(Translation of registrant's name into English)


1460-701 West Georgia Street
P.O. Box 10147, Pacific Centre
Vancouver, BC, Canada V7Y 1C6
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(Address of principal executive office)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  	X		Form 40-F
		---				---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes				No		X
		---				---






BC FORM 53-901F
(Previously Form 27)

SECURITIES ACT (BRITISH COLUMBIA)

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT


1.  Reporting Issuer:

	Las Vegas From Home.com Entertainment Inc. (the "Company")
	P.O. Box 10147
	#1460-701 West Georgia Street
	Vancouver, BC  V7Y 1C6


2.  Date of Material Change:

	November 4, 2002


3.  News Release:

	News release was disseminated via Vancouver Stockwatch and Market News Publishing.


4. Summary of Material Change:

	The Company announced that it had entered into a Licensing Agreement with Lucky 1 Enterprises Inc. ("Lucky") to jointly develop certain gaming software. Under the terms and conditions of the Licensing Agreement Lucky shall pay a License fee to the Company for the development costs of certain gaming software which, once completed, shall be equally owned by the Company and Lucky.

5.  Full Description of Material Change:

	See attached Schedule "A"


6.  Senior Officer:

	Bedo H. Kalpakian, the Chairman of the Company, is knowledgeable about the material change and this report, and may be contacted at (604) 681-0204 for further information.

7.  Statement of Senior Officer:

	The foregoing accurately discloses the material change referred to herein.


DATED at Vancouver, British Columbia this 5th day of November, 2002.


LAS VEGAS FROM HOME.COM
ENTERTAINMENT INC.

"Bedo H. Kalpakian"
-----------------------
Chairman



c.c.: 	TSX Venture Exchange
	Attention:  Listings

	Alberta Securities Commission
	Attention:  Continuous Disclosure

	Anfield Sujir Kennedy & Durno
	Attention:  Michael Kennedy



SCHEDULE "A"


NEWS RELEASE


Symbols:	LVH.TSX Venture Exchange
	 	LVFHF.OTC Bulletin Board
		LVH.Berlin Stock Exchange

November 4, 2002


The Company wishes to announce that it has entered into a Licensing Agreement with Lucky 1 Enterprises Inc. ("Lucky") to jointly develop certain gaming software. Under the terms and conditions of the Licensing Agreement Lucky shall pay a License fee to the Company for the development costs of certain gaming software which, once completed, shall be equally owned by the Company and Lucky.

FOR MORE INFORMATION ON THE COMPANY, PLEASE CONTACT US AT
TELEPHONE NUMBER (604) 681-0204, OR VISIT OUR WEBSITE AT
WWW.LVFH.COM

On behalf of the Board of
Las Vegas From Home.com Entertainment Inc.

"Bedo H. Kalpakian"
------------------------------------------
Bedo H. Kalpakian,
Chairman


THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT
ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF
THIS RELEASE.





Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Las Vegas From Home.com Entertainment Inc.
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(Registrant)

By:	"Bedo H. Kalpakian"
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	(BEDO H. KALPAKIAN, Chairman)

Date:	November 20, 2002
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